Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations” below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or SEC, on March 6, 2025, or our 2024 Annual Report.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials, technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,300 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2024, we estimate that we derived over 36.0% of our revenues from manufacturing solutions.
A series of acquisitions and other transactions in the last several years has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. In December 2020, we entered the market of manufacturing of end-use parts via our acquisition of Origin Laboratories, Inc. and its P3 Programmable PhotoPolymerization technology. Since the first quarter of 2021, we are a provider of industrial stereolithography 3D printers and solutions, and in November 2021, we accelerated our growth in production-scale 3D printing. In September 2022, we improved our competitive stance in the desktop 3D printing segment, disposing of our interest in MakerBot and acquiring instead an approximate 46.5% stake in Ultimaker, a new entity with a broad technology offering and a large scale within that segment. As a result of an October 2022 asset acquisition, we have fully integrated a cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling us to better compete for manufacturing customers for their end-use parts production. In April 2023, we strengthened our portfolio of 3D printing materials by acquiring Covestro and its resins, which are compatible with our Origin P3™, Neo® stereolithography, and H350™ printers. As part of that acquisition, we also significantly expanded our IP portfolio, obtaining ownership over hundreds of patents and pending patents that were held by Covestro.
Recent Developments
Share Repurchase Program

On September 16, 2024, we announced that our board of directors has authorized a program for our repurchase of up to $50 million of our ordinary shares from time to time.
Under the share repurchase program, we may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of our ordinary shares under the board authorization.
The repurchase program does not obligate us to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at our discretion.
In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, the share repurchase program went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any).
Impact of Strategic Restructuring Plan
The authorization of our share repurchase program described above was part of a number of strategic actions we have taken to enhance shareholder value, building upon our previously announced comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated on September 28, 2023 (as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on that day, available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000121390023080136/ea185964-6k_stratasys.htm), and which we completed during the second quarter of 2024. The goals of that process were to further solidify our leadership in additive manufacturing, while focusing our business model to deliver a significantly improved and consistently profitable, cash-flow positive additive manufacturing company, throughout cycles. At the conclusion of that process, our board of directors identified restructuring initiatives in two important areas to further those goals and to best position Stratasys to maximize value:
(i) Our first initiative was to adjust our cost structure to better match current market conditions, primarily through an approximate 15% headcount reduction that was expected to drive the majority of $40 million in annual run rate savings. This initiative is expected to generate an annualized EBITDA margin of 8% at current revenue levels. The first full-quarter’s benefit of these cost savings was felt in the first quarter of 2025, during which our operating expenses decreased by 17.8%, primarily driven by a decrease in employee and other costs of $10.5 million associated with the reduction in headcount.
(ii) Our second initiative was to enhance our efforts to remove barriers and help customers increase their pace of adoption of additive manufacturing. This involves addressing the total cost of ownership, which is largely influenced by materials consumption. We have begun to increase our investment of resources to better educate and support our customers' engineers, who are still learning to fully utilize additive manufacturing design and workflow benefits. We have also increased efforts to standardize additive manufacturing to better align with traditional manufacturing processes, making it easier for broader adoption. As part of this initiative, we have begun to leverage our scale and breadth of technology to focus our go-to-market efforts on areas we view as the main growth drivers of our business— applications where additive manufacturing presents the most compelling benefits relative to conventional methods.

PIPE Transaction
On February 2, 2025, we entered into a securities purchase agreement under which FF6-SSYS, Limited Partnership (as assignee of Fortissimo Capital Fund VI, L.P.) (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, completed a private investment in public equity, or PIPE, with respect to our company on April 8, 2025, investing $120 million and acquiring 11,650,485 newly-issued ordinary shares of Stratasys at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. Upon completion of the PIPE, Fortissimo holds approximately 15.4% of our issued and outstanding ordinary shares. The additional capital we have received from the PIPE investment has increased our available capital for potential value-enhancing, inorganic opportunities in the 3D printing industry.
Upon the closing of the PIPE, Fortissimo became subject to a lock-up for 18 months, during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors exempted any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our Rights Plan (described below under “Extension of Limited-Duration Shareholder Rights Plan”). Fortissimo is, however, subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders
Upon the closing of the PIPE, we entered into a shareholder agreement with FF6-SSYS, Limited Partnership, pursuant to which our board of directors appointed Yuval Cohen, Fortissimo’s initial designee, to serve on our board of directors, replacing Yoav Zeif, who remains our chief executive officer. Under the shareholder agreement, Fortissimo is also permitted to designate a non-voting observer who may attend all of our board meetings; Eliezer Blatt was so designated by Fortissimo and affirmed by our board to serve in that position. Under the shareholder agreement, to the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee as a voting member of our board of directors. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds.
The terms of the PIPE were described in a Report of Foreign Private Issuer on Form 6-K that we filed with the SEC on February 2, 2025, which is available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000162828025003575/ssysform6-kfebruary4th.htm.

Extension of Limited-Duration Shareholder Rights Plan
On December 19, 2024, our board of directors unanimously approved the extension of the expiration date of our limited-duration shareholder rights plan, or the Rights Plan, by an additional year, to December 19, 2025, which extension was effective immediately prior to the original expiration of the Rights Plan on December 19, 2024. This step was taken to preserve for all shareholders the long-term value of our company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium for all Stratasys ordinary shares. The Rights Plan, if triggered, would significantly dilute the ownership of any Acquiring Person (as defined in the Rights Plan). The Rights Plan contains enhanced shareholder protections that are intended to limit the scope of the Rights Plan. The Rights Plan is designed to give all of our shareholders (other than an Acquiring Person) a way to voice their position directly to the board on certain types of offers— via an advisory shareholder vote as to whether the plan should apply to those offers— and, in other circumstances, exempts a qualifying offer from the rights under the plan altogether.
Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations for the first quarter of 2025, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the three-month period ended March 31, 2025 decreased by 5.6% relative to the corresponding three months ended March 31, 2024. This decrease in revenues was mostly due to macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems.
We continue to closely monitor macroeconomic conditions, including the prospect of increased and/or reciprocal import tariffs that may be imposed by the U.S. and other countries, and the impact that will have on inflation, interest rates and economic activity on a global scale, and on the additive manufacturing industry and our company, in particular. Capital spending by our customers has been hampered in the last couple of years by relatively high interest rates and adverse credit conditions. That has lengthened our sales cycles and reduced our product revenues. We have been assessing, on an ongoing basis, the implications of potentially increased tariffs and other macroeconomic conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. If new tariffs are not, in the end, imposed at high levels and do not adversely impact macroeconomic conditions in a material way, and inflationary pressures further ease and credit conditions improve (including lower interest rates), we believe that our products revenues will once again improve, as a result of shorter sales cycles, which will, in turn, enable us to execute on our growth plans.
Specific developments that may potentially affect our operating performance in an adverse manner include:
•Israel’s retaliatory war against Hamas, Hezbollah and other nearby terrorist organizations, and intermittent military conflict with Iran and the Houthi terrorist group in Yemen, which up to the present time have had a limited impact on our Israeli and global operations. Because one of our global headquarters and one of our manufacturing facilities are located in Israel, if the war widens into a more intense regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
•the reluctance of central banks in Europe and the U.S. to reduce interest rates for fear of triggering upwards inflationary pressure, which would leave interest rates at relatively high levels for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers;
•the impact that new or reciprocal import tariffs could have in significantly increasing the prices we pay for raw materials and adversely impacting demand for our products and services in industries and countries in which our affected customers operate; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of a weaker labor market and a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended the first quarter of 2025 with $150.1 million in cash, cash equivalents and short-term deposits. We also received an additional $120 million from the PIPE completed with Fortissimo during April 2025. We believe that we are well suited to continue to manage the current global macro- economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. Now that we have completed the PIPE, we may consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.

Summary of Financial Results
Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended, March 31, 2025 with the corresponding period in 2024.
Results of Operations
Comparison of Three Months Ended March 31, 2025 to Three Months Ended March 31, 2024
The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2025		2024
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$136,046	100.0%	$144,050	100.0%
Cost of revenues	75,807	55.7%	80,153	55.6%
Gross profit	60,239	44.3%	63,897	44.4%
Research and development, net	18,792	13.8%	23,977	16.6%
Selling, general and administrative	53,851	39.6%	64,373	44.7%
Operating loss	(12,404)	(9.1)%	(24,453)	(17.0)%
Financial income, net	1,473	1.1%	1,217	0.8%
Loss before income taxes	(10,931)	(8.0)%	(23,236)	(16.1)%
Income tax expenses	455	0.3%	716	0.5%
Share in losses of associated companies	1,668	1.2%	2,031	1.4%
Net loss	$(13,054)	(9.6)%	$(25,983)	(18.0)%
Discussion of Results of Operations
Revenues
Our products and services revenues in the three months ended March 31, 2025 and 2024, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2025	2024	% Change
	U.S. $ in thousands
Products	$93,795	$99,196	(5.4)%
Services	42,251	44,854	(5.8)%
Total Revenues	$136,046	$144,050	(5.6)%

Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $5.4 million, or 5.4%, for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, mainly as a result of a decrease in systems revenues of $1.7 million, and a decrease in consumables revenues of $3.7 million, mainly attributable to longer sales cycles.
Revenues derived from systems decreased by $1.7 million, or 5.2%, for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024. The decrease was mainly attributable to longer sales cycles.
Revenues derived from consumables decreased by $3.7 million, or 5.6%, for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024. The decrease in consumables revenues was mainly attributable to longer sales cycles.
Services Revenues
Services revenues (including Stratasys Direct Manufacturing, or SDM, maintenance contracts, time and materials and other services) decreased by $2.6 million for the three months ended March 31, 2025, or 5.8%, as compared to the three months ended March 31, 2024, mainly attributable to a decrease in products revenues and lower Stratasys Direct Manufacturing, or SDM, revenues. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, decreased by 4.6%.

Revenues by Region
Revenues and the percentage of revenues by region for the three months ended March 31, 2025 and 2024, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2025		2024
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues	% Change
Americas*	$81,428	59.9%	$86,808	60.3%	(6.2)%
EMEA	36,695	27.0%	38,473	26.7%	(4.6)%
Asia Pacific	17,923	13.1%	18,769	13.0%	(4.5)%
	$136,046	100%	$144,050	100%	(5.6)%
*Consists of the United States, Canada and Latin America. The only single country in any region in which revenues exceeded 10% of our consolidated, aggregate revenues was the United States, in which revenues amounted to $76.8 million and $81.7 million in the three months ended March 31, 2025 and 2024, respectively.
Revenues in the Americas region decreased by $5.4 million, or 6.2%, to $81.4 million for the three months ended March 31, 2025, compared to $86.8 million for the three months ended March 31, 2024. The decrease was mainly attributable to longer sales cycles.
Revenues in the EMEA region decreased by $1.8 million, or 4.6%, to $36.7 million for the three months ended March 31, 2025, compared to $38.5 million for the three months ended March 31, 2024. The decrease was primarily attributable to a decrease in consumables revenues as a result of longer sales cycles in an amount of $2.1 million, partially offset by an increase in systems revenues of $0.3 million.
Revenues in the Asia Pacific region decreased by $0.8 million, or 4.5%, to $17.9 million for the three months ended March 31, 2025, compared to $18.8 million for the three months ended March 31, 2024. The decrease was mainly attributable to longer sales cycles.

Gross Profit
Gross profit from our products and services, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2025	2024	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$46,527	$49,439	(5.9)%
Services	13,712	14,458	(5.2)%
	$60,239	$63,897	(5.7)%
Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended March 31,
Gross profit as a percentage of revenues from:	2025	2024
Products	49.6%	49.8%
Services	32.5%	32.2%
Total gross margin	44.3%	44.4%
Gross profit attributable to products revenues decreased by $2.9 million, or 5.9%, to $46.5 million for the three months ended March 31, 2025, compared to gross profit of $49.4 million for the three months ended March 31, 2024. Gross margin attributable to products revenues for the three months ended March 31, 2025 decreased to 49.6%, as compared to 49.8% for the three months ended March 31, 2024. The decrease in gross profit and gross margin were mainly attributable to the impact of the decrease in products revenues, partially offset by a decrease of $0.6 million in amortization expenses.
Gross profit attributable to services revenues decreased by $0.7 million, or 5.2%, to $13.7 million for the three months ended March 31, 2025, compared to $14.5 million for the three months ended March 31, 2024. Gross margin attributable to services revenues increased to 32.5% in the three months ended March 31, 2025, as compared to 32.2% for the three months ended March 31, 2024. The decrease in gross profit was mainly a result of the decrease in services revenues, partially offset by higher operational efficiency due to our restructuring initiative. The increase in our gross margin from services revenues was mainly a result of higher operational efficiency due to our restructuring initiative, partially offset by a decrease in services revenues.

Operating Expenses
 The amount of each type of operating expense for the three months ended March 31, 2025 and 2024, as well as the percentage change reflected from period to period, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2025	2024	% Change
	U.S. $ in thousands
Research and development, net	$18,792	$23,977	(21.6)%
Selling, general and administrative	53,851	64,373	(16.3)%
	$72,643	$88,350	(17.8)%
Percentage of revenues	53.4%	61.3%
Operating expenses were $72.6 million in the first quarter of 2025, compared to operating expenses of $88.4 million in the first quarter of 2024. The decrease in operating expenses was primarily driven by a decrease of $10.5 million in employee and other costs that were associated with the decrease in our headcount in connection with our restructuring initiative plan, $1.9 million lower costs related to prospective and potential mergers and acquisitions, and related professional fees, $1.9 million lower charges related to revaluation of an investment, and a $1.5 million decrease in amortization expenses.
Research and development expenses decreased by $5.2 million, or 21.6%, to $18.8 million for the three months ended March 31, 2025, compared to $24.0 million for the three months ended March 31, 2024. The amount of research and development expenses constituted 13.8% of our revenues for the three months ended March 31, 2025, as compared to 16.6% for the three months ended March 31, 2024. The decrease in research and development expenses was mainly attributable to a $4.6 million reduction in employee and other costs associated with a decrease in headcount as a result of our restructuring initiative.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses decreased by $10.5 million, or 16.3%, to $53.9 million for the three months ended March 31, 2025, compared to $64.4 million for the three months ended March 31, 2024. The absolute decrease in selling, general and administrative expenses, was mainly attributable to a $5.9 million reduction in employee and other costs associated with a decrease in headcount as a result of our restructuring initiative, $1.9 million lower costs related to prospective and potential mergers and acquisitions, and related professional fees, the absence, in the three months ended March 31, 2025, of the $1.9 million of charges related to revaluation of an investment that we recorded during the three months ended March 31, 2024, as well as $1.5 million lower amortization expenses in the three months ended March 31, 2025. The amount of selling, general and administrative expenses constituted 39.6% of our revenues for the three months ended March 31, 2025, as compared to 44.7% for the three months ended March 31, 2024.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2025	2024
	U.S. $ in thousands
Operating loss	$(12,404)	$(24,453)
Percentage of revenues	(9.1)%	(17.0)%
Operating loss amounted to $12.4 million for the three months ended March 31, 2025, compared to an operating loss of $24.5 million for the three months ended March 31, 2024. The absolute decrease in the operating loss of $12.0 million was primarily due to the $15.7 million decrease in operating expenses, partially offset by the $3.7 million decrease in gross profit. The decrease of operating loss as a percentage of revenues by 7.9%, was attributable to the decrease in operating expenses as a percentage of revenues, partially offset by a decrease in our gross margin, for the reasons described in the discussion of the above line items.
Financial Income, net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $1.5 million for the three months ended March 31, 2025, compared to financial income, net of $1.2 million for the three months ended March 31, 2024.
Income Tax Expenses
Income tax expenses, and income tax expenses as a percentage of loss before income taxes, were as follows for the three months ended March 31, 2025 and 2024:

	Three Months Ended March 31,
	2025	2024
	U.S. $ in thousands
Income tax expenses	$455	$716
As a percentage of loss before income taxes	(4.2)%	(3.1)%
We had an effective tax rate of 4.2% for the three months ended March 31, 2025, compared to an effective tax rate of 3.1% for the three months ended March 31, 2024. Our effective tax rate in the first quarter of 2025 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2025, the net losses of our equity method investments was $1.7 million, compared to net losses of $2.0 million in the three months ended March 31, 2024.

Net Loss and Net Loss Per Share
Net loss and net loss per share were as follows:

	Three Months Ended March 31,
	2025	2024
	U.S. $ in thousands, except per share amounts
Net loss	$(13,054)	$(25,983)
As a percentage of revenues	(9.6)%	(18.0)%
Basic and diluted net loss per share	$(0.18)	$(0.37)
Net loss was $13.1 million for the three months ended March 31, 2025 compared to net loss of $26.0 million for the three months ended March 31, 2024. The absolute decrease in net loss as well as the decrease in our net loss as a percentage of revenues, were mainly attributable to the decrease in our operating loss of $12.0 million.
Net loss per share was $0.18 for the three months ended March 31, 2025 as compared to net loss per share of $0.37 for the three months ended March 31, 2024. The weighted average, basic and diluted number of shares outstanding was 72.0 million during the three months ended March 31, 2025, compared to 70.0 million during the three months ended March 31, 2024.
Supplemental Operating Results on a Non-GAAP Basis
The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions, and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance relative to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, and not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations
The following tables present our financial results in accordance with generally accepted accounting principles in the U.S., or GAAP, our corresponding non-GAAP financial results, and the non-GAAP adjustments whereby we derived the non-GAAP results from the GAAP results for the applicable periods:

		Three Months Ended March 31,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$60,239	$5,410	$65,649	$63,897	$6,139	$70,036
	Operating income (loss) (1,2)	(12,404)	15,450	3,046	(24,453)	23,254	(1,199)
	Net income (loss) (1,2,3)	(13,054)	15,932	2,878	(25,983)	24,299	(1,684)
	Net income (loss) per diluted share (4)	$(0.18)	$0.22	$0.04	$(0.37)	$0.35	$(0.02)

(1)	Acquired intangible assets amortization expense		4,488			5,084
	Non-cash stock-based compensation expense		708			952
	Restructuring and other related costs		214			103
			5,410			6,139

(2)	Acquired intangible assets amortization expense		940			2,459
	Non-cash stock-based compensation expense		5,505			7,697
	Restructuring and other related costs		1,132			920
	Revaluation of investment		—			1,900
	Contingent consideration		645			511
	Legal and other expenses		1,818			3,628
			10,040			17,115
			15,450			23,254

(3)	Corresponding tax effect		84			234
	Equity method related expenses		841			964
	Finance income		(443)			(153)
			$15,932			$24,299

(4)	Weighted average number of ordinary shares outstanding- Diluted	71,967		72,625	69,993		69,993

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended March 31,
	2025	2024
	(U.S. $ in thousands)
Net loss	$(13,054)	$(25,983)
Financial income, net	(1,473)	(1,217)
Income tax expenses	455	716
Share in losses of associated companies	1,668	2,031
Depreciation expense	5,124	5,305
Amortization expense	5,428	7,543
Non-cash stock-based compensation expense	6,213	8,649
Revaluation of investment	—	1,900
Contingent consideration	645	511
Legal and other expenses	1,818	3,628
Restructuring and other related costs	1,346	1,023
Adjusted EBITDA	$8,170	$4,106
Liquidity and Capital Resources
A summary of our statements of cash flows is as follows:

	Three months ended March 31,
	2025	2024
	(U.S. $ in thousands)
Net loss	$(13,054)	$(25,983)
Depreciation and amortization	10,771	12,266
Stock-based compensation	6,213	8,649
Foreign currency transaction (gain) loss	(2,288)	2,054
Other non-cash items, net	2,498	4,782
Change in working capital and other items	402	5,572
Net cash provided by operating activities	4,542	7,340
Net cash provided by (used in) investing activities	(4,088)	1,900
Net cash provided by financing activities	200	184
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(841)	(925)
Net change in cash, cash equivalents and restricted cash	(187)	8,499
Cash, cash equivalents and restricted cash, beginning of period	71,076	82,864
Cash, cash equivalents and restricted cash, end of period	$70,889	$91,363
Our cash, cash equivalents and restricted cash balance decreased to $70.9 million as of March 31, 2025 from $71.1 million as of December 31, 2024. The decrease in cash, cash equivalents and restricted cash in the three months ended March 31, 2025 was primarily due to our use of $4.1 million of cash in investing activities, as well as a reduction of $0.8 million of cash due to the effect of exchange rate changes on cash, cash equivalents and restricted cash, partially offset by $4.5 million of cash provided by operating activities and $0.2 million of cash provided by financing activities.

Cash flows from operating activities
We generated $4.5 million of cash from operating activities during the three months ended March 31, 2025. Cash provided by operating activities reflects our net loss of $13.1 million, as adjusted to eliminate non-cash line items that increased our net loss, including depreciation and amortization in an aggregate amount of $10.8 million and $6.2 million of share-based compensation, as well as positive adjustments related to our working capital in an aggregate amount of $0.4 million and other non-cash items in an aggregate amount of $2.5 million, partially offset by the elimination of non-cash foreign currency transactions gains of $2.3 million that reduced our net loss. The $0.4 million of positive adjustments to net cash provided by our operating activities due to working capital was mainly driven by a decrease of $9.9 million in inventories, partially offset by a decrease of $9.3 million in accounts payable.
Cash flows from investing activities
We used $4.1 million of cash in our investing activities during the three months ended March 31, 2025. The cash used in investing activities during this three-month period was mainly attributable to cash used for purchases of property and equipment and intangible assets, in an aggregate amount of $4.2 million, as well as cash used for investments in unconsolidated entities, in an amount of $0.3 million.
Cash flows from financing activities
Financing activities provided $0.2 million of cash during the three months ended March 31, 2025. The sources of financing-related cash were mostly related to other financing activities.

Capital resources and capital expenditures
Our total current assets amounted to $507.6 million as of March 31, 2025, of which $150.9 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $168.1 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel and the U.S.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.
Critical Accounting Estimates
We have prepared our consolidated financial statements and related disclosures in conformity with GAAP. This has required us to make estimates, judgments and assumptions that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgements, please see our 2024 Annual Report. We base our judgements on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations
Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.
These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•the global macro-economic environment, including uncertainty caused by potential new and reciprocal tariffs that may be imposed by the United States and other countries, and the impact of those tariffs on inflation, interest rates, economic growth and, potentially, currency exchange rates;
•changes in our overall strategy, including as related to restructuring activities that we have implemented to streamline operations and enhance our go-to-market strategy;
•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies, and developments involving competitors in our industry, which could impact potential merger and acquisition activity involving us and other companies in our industry;

•impairments of goodwill or other intangible assets in respect of companies that we acquire;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
•the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;
•global market, political and economic conditions, and in the countries in which we operate in particular;
•the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organizations Hamas and Hezbollah, and, intermittently, Iran and the Houthis in Yemen;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial conditions; and
•those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2024 Annual Report, as supplemented herein, as well as in other portions of the 2024 Annual Report.
Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2024 Annual Report, and in our other reports that we file with or furnish to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2024 Annual Report.
LEGAL PROCEEDINGS
We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12 -“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.
RISK FACTORS
As of the current time, we do not have any updates to the risk factors contained in the 2024 Annual Report. Please see “Item 3. Key Information— D. Risk Factors” in our 2024 Annual Report.